UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-                    .

TABLE OF CONTENTS

Exhibits

99.1	Management’s Discussion and Analysis and Interim Financial Statements for the three and nine month period ended September 30, 2007

99.2	Form 52-109FT2 Certification of Interim Filings – CFO

99.3	Form 52-109FT2 Certification of Interim Filings – CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: November 13, 2007	By:	/s/ Lynda Covello
	Name:	Ms. Lynda Covello
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

Q3 quarterly report 2007

optimizing life

labopharm

MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three-month and nine-month periods ended September 30, 2007

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at September 30, 2007 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) for interim financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the quarter ended September 30, 2007, as compared to the quarter ended September 30, 2006 and for the nine-month periods then ended. This review was performed by management with information available as at November 8, 2007. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, as described in the section entitled “Other Risks and Uncertainties”. Actual results, levels of activity, performance, or achievements could differ materially from those projected herein and depend on a number of factors, including among other things: the successful and timely completion of clinical studies, the difficulty of predicting United States Food and Drug Administration (FDA) and other regulatory authorities approval of our products, acceptance and demand for new pharmaceutical products, the impact of competitive product and pricing, new products development and launch, reliance on key strategic alliances, availability of raw material, reliability of key third-party service providers, the regulatory environment, the outcome of legal proceedings, consolidated tax-rate assumptions and fluctuations in operating results.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in Canadian dollars unless otherwise indicated.

OVERVIEW

We are an emerging leader in optimizing the performance of existing small molecule drugs using our proprietary controlled-release technologies. Our primary focus is on the global commercialization of our lead product, a once-daily formulation of the pain-killer tramadol designed to address the worldwide market for moderate to severe pain. Our global commercialization program recognizes three markets: Europe, the United States, and the rest of the world. We intend to market our once-daily tramadol product primarily through a series of marketing and distribution arrangements. To date, we have entered into license agreements for the distribution of our once-daily tramadol product in over 50 countries. We are also in discussion with potential partners to commercialize our once-daily tramadol product in other jurisdictions.

In Europe, our once-daily tramadol was approved in 22 European countries under the Mutual Recognition Procedure in September 2005, and Marketing Authorizations (MA) have been obtained for most individual European countries. Our partners launched our product in Germany in November 2005, in Slovakia and in the Czech Republic in July 2006, in Italy in December 2006, in Spain, the United Kingdom and France in January 2007, in Belgium in February 2007 and we shipped products to Austria in March 2007 and to Poland in May 2007 in anticipation of upcoming launches. With the delivery of products to these countries, our product is actively marketed across the majority of the European market for tramadol products. We plan to continue launching throughout 2008 and beyond in certain other countries in which our once-daily tramadol product has been approved. During the quarter, we completed a license and distribution agreement with Lavipharm S.A. for Greece.

In the United States, on September 28, 2006, we received an approvable letter from the FDA indicating that our once-daily formulation of tramadol is approvable, subject to the resolution of certain issues. Following discussions with the FDA, we submitted our response to the matters raised in the approvable letter for once-daily tramadol on December 19, 2006, and on January 16, 2007, our response was accepted for review by the FDA as complete. On May 30, 2007 we received a second approvable letter from the FDA stating that we have not demonstrated the efficacy of our once-daily formulation of tramadol because the statistical methods used to analyze data from our clinical trials did not adequately address missing data relating to subjects who dropped out of the trials. We believe that we have met the statutory standards for approval of our once-daily tramadol formulation, and subsequent to quarter-end, on October 15, 2007, we initiated the FDA’s Formal Dispute Resolution process, appealing the Agency’s decision regarding our once-daily formulation of tramadol.

Labopharm Q3 2007

With respect to other markets, we received a Notice of Compliance (NOC), on June 18, 2007, from the Therapeutic Products Directorate (TPD) of Health Canada for 100 mg, 200 mg and 300 mg tablets of our once-daily formulation of tramadol for the management of pain of moderate severity in adults who require treatment for several days or more. The NOC allows the marketing and sale of our once-daily tramadol product in Canada. During the quarter ended September, 30, 2007, we completed a license and distribution agreement under which we granted Paladin Labs Inc. (Paladin) the exclusive right to market and sell our once-daily tramadol product in Canada. The distribution and license agreement also provides for up-front and milestone payments of up to $1.5 million from Paladin, of which $1.0 million was received in the third quarter of 2007. Additionally, during this quarter, we shipped product to Paladin, and our product was subsequently launched in Canada on September 17, 2007.

During the third quarter, we signed license and distribution agreements for our once-daily tramadol product, including one with WhanIn Pharmaceutical Co. Ltd. for South Korea and another one with Dexcel Pharma Technologies Ltd. for Israel. We are pursuing additional marketing partnerships for our once-daily tramadol product in other markets around the world.

We are leveraging our European approval to obtain additional approvals. We have received approval in Mexico and more recently in Chile and are planning to submit a regulatory file for approval of once-daily tramadol in other Latin American and Caribbean countries in the near future. Although launch in Mexico was originally planned for late 2007, we are currently reviewing our marketing strategy for Mexico, Latin America and the Caribbean and, as a result, we now anticipate launching the product in these markets in 2008. We have also submitted applications for approval in Australia in 2006, and for Russia, South Korea and Israel in 2007.

We are developing additional product candidates using our drug delivery technologies and formulation expertise. The most advanced is a once-daily formulation of the anti-depressant trazodone. Depression is one of the most prevalent central nervous system disorders, affecting at least 121 million people globally, and trazodone is widely used in its treatment with more than 14 million prescriptions written in the U.S. alone in 2006, representing approximately 7% of the over 200 million prescriptions written for anti-depressants in the U.S. In 2006, the U.S. market for anti-depressants reached US $13 billion. Insomnia and agitation may be associated with depression. Our once-daily formulation represents the opportunity to address significant unmet needs in the treatment of depression. Trazodone has a proven history of efficacy and we believe that by controlling the blood concentration levels through our Contramid® controlled-release technology, we can offer a once-daily formulation with a potentially improved side effect profile that also takes advantage of trazodone’s unique sedative effects, eliminating the need for the adjunctive therapy often associated with other anti-depressants to address related conditions such as poor sleep quality. During the current quarter, we completed patient enrolment on our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001). Study 04ACL3-001 is a randomized, double-blind study which will compare the efficacy and safety of our once-daily formulation of trazodone to placebo in non-hospitalized patients with major unipolar depressive disorder. The study, which has a treatment period of approximately two months, is being conducted at more than 35 centres across the U.S. and Canada and includes more than 400 subjects. Results of this study are expected at the beginning of the second quarter of 2008.

In addition, using our Contramid® technology, we are developing additional products as well as pursuing tramadol line extensions. These include combination products, misuse preventative formulations which may be developed for multiple pain drugs including opioids, and fast- and slow-release films. The first tramadol combination product that has moved forward into development is a twice-daily tramadol-acetaminophen formulation. Pharmacokinetic study has demonstrated bioequivalence to a currently marketed, multiple-times daily tramadol-acetaminophen product. We plan to initiate pivotal studies on our formulation in early 2008. Tramadol-acetaminophen combination products are currently available only in immediate-release formulations.

In addition, as the pharmacokinetic study for the twice-daily tramadol-acetaminophen formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently-marketed product and maintained those levels for the entire 12-hour dosing interval, we will move forward with development of a twice-daily formulation of acetaminophen.

We are also developing novel polymeric nano-delivery systems for delivery of water-insoluble and poorly bio-available drugs. Included in the research and development work to date, proof-of-concept studies have been completed for an anesthetic agent, propofol, as well as for certain intravenous cancer drugs.

Our Goal

Our goal is to become a fully integrated, international specialty pharmaceutical company, with the expertise and infrastructure to develop and commercialize proprietary therapeutics by taking them from the formulation stage through clinical development, regulatory approval, marketing and sales. Full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Management’s Discussion and Analysis

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product in various markets throughout 2008 and beyond. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction.

Revenue to date has been generated primarily by our license and distribution agreements and in prior periods by our research collaboration agreements. Since 2002, we have secured license agreements for marketing and distribution of our once-daily tramadol product that cover more than 50 countries. To date, we have received approximately $38.2 million of license payments from our once-daily tramadol product licensees, including $23.1 million (US$20 million) from Purdue Pharma Products L.P. (Purdue Pharma) received in 2005.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts. The net proceeds from the financing completed in the second quarter of fiscal 2006 have allowed us to expand our research and development activities for new product candidates and more rapidly advance the development of existing products within our pipeline.

Selling, General and Administrative Expenses

As we transition to a commercial organization with significant product sales revenue, our selling, general and administrative expenses will necessarily increase as we build our infrastructure with respect to sales, marketing, manufacturing, pharmacovigilance, product support, and quality, among other areas. These incremental costs to support commercial operations and product sales are necessary in order for us to remain a global organization with increasingly diverse operations, moving away from a primary focus on research and development activities.

CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments — Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. We adopted these sections on January 1,2007. The impact of the adoption of these sections on our interim consolidated financial statements is presented below.

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net income for the period in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

Labopharm Q3 2007

We have classified our cash and cash equivalents as held for trading, our marketable securities as available-for-sale and the accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156,000 were reclassified as a deduction from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of our financial instruments did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive loss and resulted in an unrealized loss on available-for-sale marketable securities of $136,000 recorded in accumulated other comprehensive loss as at September 30, 2007.

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period is presented as part of the consolidated interim statements of shareholders’ equity (deficiency). The impact of the adoption of this section is as previously noted.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on our consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements, and disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on our consolidated results of operations or financial position.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis as included in our annual report for the year ended December 31, 2006, except for the following changes in estimates:

Revenue Recognition

In 2005, we received a non-refundable up-front licensing payment of US$20 million from Purdue Pharma, which until May 30, 2007 was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which we would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007 we have extended the period over which we will be recognizing the balance of this up-front payment remaining in deferred revenue, to July 2011, which is the date until which we estimate having substantive contractual obligations towards our partner Purdue Pharma. While it is currently difficult to accurately estimate the product’s launch date in the U.S., we have considered a conservative delay until launch which would accommodate an additional clinical trial, should one be required. This period may be shortened or extended further if future events modify the expected term over which we maintain these substantive contractual obligations. Prior to May 30, 2007, we were recognizing $1,618,000 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679,000.

Management’s Discussion and Analysis

Inventories and deposits to suppliers

Prior to the May 30, 2007 second approvable letter from the FDA, we had manufactured significant inventory of once-daily tramadol tablets in anticipation of a rapid launch should we have obtained regulatory approval in the U.S. We had also made deposits or prepayments to key suppliers for U.S. related inventory, some of which may not be recoverable. Some of the inventory manufactured is U.S. specific as it includes a logo which is not approved for sale in other markets. Under our agreement with Purdue Pharma, we agreed to share the risk for certain manufacturing costs related to pre-launch inventory. We believe we have taken sufficient provisions to address the excess inventory which we may not be able to use in other markets due to product expiry risks, and to address the non recoverable portion of certain prepayments. The actual amount of inventory write-offs and amounts recovered may be different than the amounts recorded.

Impairment on long-term investment

As of September 30, 2007, included in long-term investment was an asset-backed commercial paper (ABCP) issued by a non-bank sponsored conduit which was originally classified as available-for-sale and recorded at fair value. This investment in Aurora Trust matured on October 15, 2007, and was not repaid. Following liquidity problems in the Canadian ABCP market, the conduits were subject to a proposal by a committee formed to oversee the restructuring process of illiquid Canadian ABCPs, which calls for the notes to be converted into floating rate notes which better match the duration on the underlying assets (the Proposal).

This investment was classified as available-for-sale financial asset at the time of purchase which requires a recognition in net income when a loss has been determined to be permanent. Our determination of fair value was based on the assumption that under the terms of the Proposal, our investment will be converted into a term floating rate note and will pay market rate of interest commensurate with the credit rating and risk factors associated with the floating-rate notes. Assumptions have been made as to the interest rates which will be received, the actual impairment of the underlying assets, as well as the restructuring costs that we will bear.

Since the fair value of this ABCP is determined using a probability weighted approach and is based on our assessment of market conditions as at September 30, 2007, the fair values reported may change materially in subsequent periods. In addition, the fair value estimates are dependant upon the likelihood, nature and timing of future restructuring under the terms of the Proposal, which is under consideration. We recorded an impairment loss of $874,000, representing the difference between the estimated fair value as at September 30, 2007 and the acquisition cost of $5,640,000 and accrued interests of $101,000, on the basis that we were not able to collect all amounts due according to the original contractual terms. There is significant measurement uncertainty regarding the amount of expected future cash flows related to this investment. Due to the limited information available at this time, it is reasonably possible that actual timing and amount ultimately recovered may differ materially from this estimate. Our intention is to use any and all recourses available to us to limit the loss, if any, that we would incur.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a good indication of our future performance.

Revenue

For the three-month and nine-month periods ended September 30, 2007, total revenue amounted to $5,093,000 and $16,362,000 respectively compared to $3,326,000 and $10,716,000 for the corresponding periods in 2006.

For the three-month and nine-month periods ended September 30, 2007, product sales were $2,818,000 and $10,359,000 respectively compared to $1,097,000 and $4,044,000 for the corresponding periods last year and consisted of sales of our once-daily tramadol product. In 2006 our product sales were to Germany, Czech Republic and Slovakia, whereas in 2007 we delivered products in the following countries: France, Germany, Italy, Czech Republic, Slovakia, Spain, United Kingdom, Belgium, Austria, Poland and Canada. For the quarter ended September 30, 2007, we had higher average selling prices per tablet as well as increased volume compared to the corresponding period last year, primarily due to the launch of our once-daily tramadol product in Canada, where average selling prices are higher than in Europe. For the nine-month period ended September 30, 2007, lower average selling prices per tablet in 2007 compared to 2006 resulting primarily from sales in 2007 in new markets with lower pricing than those where we recorded sales in 2006, were more than offset by the increase in volume; sales in France, Germany, Italy, Poland and Canada included the sale of samples for the initial promotion of the product.

Labopharm Q3 2007

During the third quarter of 2007, we recognized licensing revenue of $1,058,000, representing a portion of the licensing payments received from our marketing and distribution partners, under our license and distribution agreements for once-daily tramadol. For the corresponding quarter ended September 30, 2006, we recognized licensing revenue of $2,229,000. For the nine-month period ended September 30, 2007 we recognized licensing revenue of $4,786,000, while licensing revenue for the nine-month period ended September 30, 2006 was $6,672,000. The decrease in licensing revenue recognized both in the quarter and in the nine-month period ended September 30, 2007 compared to the corresponding periods last year is attributable to the two extensions of the estimated term over which we are recognizing the up-front payment of US$20 million previously received from Purdue Pharma, following receipt of the two FDA approvable letters in September 2006 and May 2007. This up-front payment is recognized on a straight-line basis over the term during which we will be maintaining substantive contractual obligations to Purdue Pharma, namely pursuing regulatory approval, and supplying product for an initial eighteen-month period post launch as per our agreement. Additional licensing payments are provided for in our other license and distribution agreements for once-daily tramadol. These licensing payments are generally recognized linearly over the estimated term during which we maintain substantive contractual obligations, as provided for in our revenue recognition policy.

For the three-month and nine-month periods ended September 30, 2007, revenue generated from research and development contracts amounted to $1,217,000 while there was no revenue generated from research and development contracts in the corresponding periods last year. This revenue was derived from our collaboration with an existing partner under which we have engaged to develop an additional dosage strength of our once-daily tramadol.

Cost of Goods Sold

For the three-month period ended September 30, 2007, our cost of goods sold was $1,012,000 compared to $691,000 for the corresponding period last year. Our cost of goods sold consists primarily of raw materials, royalty expense, third-party bulk tablet manufacturing costs and third-party packaging costs for our once-daily tramadol product. During the quarter ended September 30, 2007, we came to an agreement regarding a dispute we had with a vendor in relation to services performed in 2006 and the corresponding supply agreement. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236,000. Excluding this positive adjustment, gross margin as a percentage of product sales revenue is 56% for the quarter ended September 30, 2007 compared to 37% for the quarter ended September 30, 2006.

For the nine-month period ended September 30, 2007, our cost of goods sold was $6,716,000 compared to $2,267,000 for the corresponding period last year. During the second quarter of 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a provision of $1,742,000 for previously capitalized inventory costs and related deposits to manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. This provision represents our best estimate of the loss that will actually be incurred based on our evaluation of the inventory which may be sold in other markets, and amounts which may be otherwise recovered. The actual loss which we will incur may be different than our estimate. Excluding this provision, our adjusted gross margin is 50% for the nine-month period ended September 30, 2007 compared to 44% for the corresponding period in 2006.

For the:

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2007	2006	2007	2006
Gross margin, as reported	64%	37%	35%	44%
Adjusted gross margin	56%[1]	37%	50%[2]	44%

[1]	Adjusted to exclude the favourable adjustment of $236,000 relative to a dispute settlement.

[2]	Adjusted to exclude the inventory provision of $1,742,000 and to exclude the favourable adjustment of $236,000 relative to a dispute settlement.

For the quarter ended September 30, 2007, the increase of our adjusted gross margin percentage compared to 2006, reflects primarily lower manufacturing costs, combined to higher average selling prices per tablet partially offset by the royalty expense which is effective since January 2007. For the nine-month period ended September 30, 2007, lower manufacturing costs than in 2006 were partially offset by lower average selling prices per tablet and the royalty expense. We are currently manufacturing tablets exclusively from our large-scale supplier at a significantly lower manufacturing cost per tablet than the corresponding periods in 2006 when we were manufacturing exclusively at a small-scale manufacturer at a higher cost per tablet. We will continue to pursue other avenues to reduce our cost of goods sold in order to improve our gross margin on product sales.

Management’s Discussion and Analysis

Our gross margin will vary, primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the quarter ended September 30, 2007 were $7,924,000 compared with $3,390,000 for the quarter ended September 30, 2006. This increase is primarily the result of the timing and progress of our clinical trial programs. In the current quarter, clinical trial costs were considerably higher as we conducted our Phase III clinical trial for our once-daily formulation of trazodone (study 04ACL3-001), as well as several pharmacokinetic and other studies for various products in our pipeline, while clinical trial activity in the corresponding period last year was relatively low. In addition, over the last year, we have expanded generally our research and development activities as we pursue development of existing and new product candidates for our product pipeline, as described previously in the Overview section.

For the nine-month period ended September 30, 2007, research and development expenses (before government assistance) were $19,491,000 compared with $14,286,000 for the nine-month period ended September 30, 2006. The increase in 2007 is due to higher expenses related to our clinical programs than in the corresponding period last year, combined with a general increase in our research and development activities.

Research and development tax credits for the quarter ended September 30, 2007 were $753,000 compared to $779,000 in the corresponding quarter last year. For the nine-month period ended September 30, 2007, research and development tax credits amounted to $2,403,000 compared to $1,820,000 for the corresponding period of the preceding year.

The research and development tax credits by jurisdiction are as follows:

For the:

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2007	2006	2007	2006
	$	$	$	$
Canadian federal research and development tax credits	483,000	567,000	1,684,000	1,137,000
Provincial research and development tax credits	270,000	212,000	719,000	683,000

	753,000	779,000	2,403,000	1,820,000

We have chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carryforward period in order to generate a Canadian federal tax expense, in order to utilize a corresponding amount, as indicated in the table above, of non-refundable Canadian research and development tax credits which have a limited carryforward period.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the quarter ended September 30, 2007 were $4,596,000 compared to $4,069,000 for the quarter ended September 30, 2006. The increase in selling, general and administrative expenses is primarily due to the higher headcount and related compensation expense, to increased legal and patent consulting fees, to the incremental costs related to our NASDAQ listing as well as pharmacovigilance costs and other operational costs as we transition from a research and development company to a commercial operation.

For the nine-month period ended September 30, 2007 selling, general and administrative expenses amounted to $16,048,000 compared to $11,060,000 for the corresponding period last year. The increase is consistent with the explanations provided for the three-month period and additionally includes an increase in non-cash stock-based compensation expense of $1,324,000 in early 2007 compared to 2006, due to the timing of option grants to executives.

Financial Expenses

Financial expenses for the quarter ended September 30, 2007 were $434,000 compared to $644,000 for the quarter ended September 30, 2006. For the nine-month period ended September 30, 2007 financial expenses amounted to $1,474,000 compared to $2,056,000 for the corresponding period in 2006. The decrease is primarily due to the declining balance of our term loan agreement.

Impairment of Long-Term Investment

As previously discussed, we recorded an impairment loss on our long-term investment of $874,000 for the quarter ended September 30, 2007. The impairment represented the difference between our estimate of the fair value and the acquisition cost of our long-term investment and related accrued interest. It is reasonably possible that actual timing and amount ultimately recovered may differ materially from this estimate.

Labopharm Q3 2007

Interest Income

Interest income for the quarter ended September 30, 2007 was $810,000 compared with $1,271,000 for the quarter ended September 30, 2006. The decrease is primarily attributable to the lower cash and investment balances in the current quarter, as we continue to use the proceeds from the public offering completed in May 2006 to fund our operating activities. For the nine-month period ended September 30, 2007 interest income totalled $2,707,000 compared to $2,277,000 for the corresponding period in 2006. The increase is primarily attributable to the higher cash and investment balances combined to higher average rate of return earned on our investments in 2007.

Foreign Exchange Loss (Gain)

For the quarter ended September 30, 2007 we recorded a foreign exchange gain of $107,000, compared to a gain of $50,000 for the quarter ended September 30, 2006. Foreign exchange gain for the quarter is primarily explained by the strengthening of the Canadian currency versus the U.S. currency and the related effect on the term loan denominated in U.S. currency. Foreign exchange loss for the nine-month period ended September 30, 2007 amounted to $280,000 compared to a foreign exchange gain of $643,000 for the corresponding period of the previous year. The loss in the current nine-month period is primarily attributable to the strengthening of the Canadian currency versus the Euro and the unfavourable impact this has had on the cash held on the Euro denominated accounts, whereas in 2006 the gain was explained by a favourable effect of the currency fluctuation on the term loan denominated in U.S. currency, resulting from the appreciation of the Canadian dollar versus the U.S. dollar.

Net Loss and Net Loss Per Common Share

Net loss for the quarter ended September 30, 2007 was $9,031,000 or $0.16 per common share, compared with $4,361,000, or $0.08 per common share, for the quarter ended September 30, 2006. The increase in net loss is primarily the result of higher research and development expenses, attributable to our clinical trial programs and general research and development activities combined with increased selling, general and administrative expenses as we transition to a commercial operation. For the nine-month period ended September 30, 2007, net loss was $26,539,000, or $0.47 per common share, compared with $16,700,000, or $0.33 per common share for the corresponding period last year. The increase is consistent with the explanation provided for the three-month period.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,
$000s except per share data	2007	2007	2007	2006	2006	2006	2006	2005
Product sales	2,818	4,149	3,392	2,819	1,097	902	2,045	1,269
Licensing and other	2,275	1,707	2,021	2,339	2,229	2,217	2,226	1,146

Total Revenue	5,093	5,856	5,413	5,158	3,326	3,119	4,271	2,415

Net loss	(9,031)	(11,009)	(6,499)	(7,165)	(4,361)	(5,542)	(6,797)	(11,067)

Basic and diluted net loss per common share	(0.16)	(0.19)	(0.11)	(0.13)	(0.08)	(0.11)	(0.16)	(0.26)

LIQUIDITY AND CAPITAL RESOURCES

Cash, cash equivalents and marketable securities as at September 30, 2007 were $68,439,000, excluding the ABCP of $4,867,000 which was classified as long-term. Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities should be sufficient to finance our operations and capital needs beyond the next twelve months. However, in light of the inherent uncertainties associated with research and development programs, the scale-up and commercialization of products, the results of clinical testing, receipt of regulatory approval of certain products and the ability to secure licensing agreements, it may be necessary for us to either (i) raise additional funds for the continuing development and marketing of our products, or (ii) delay or scale-back our development programs. Furthermore, additional financing may also be required for business acquisitions or to acquire additional products or technologies.

Management’s Discussion and Analysis

Funds used in operating activities prior to net changes in non-cash operating items amounted to $7,056,000 for the quarter ended September 30, 2007 compared to $3,497,000 for the corresponding quarter in 2006, increasing primarily as a result of our higher net loss. Funds generated by our non-cash operating items were $1,008,000 in the third quarter of 2007 compared to $6,274,000 of funds used in our non-cash operating items in the corresponding quarter of 2006. This decrease in the use of funds in the current quarter is primarily explained by a reduction in inventory build-up for future commercial sale due to the delay in U.S. launch, combined with an increase in our accounts payable, receipt of licensing payments and accounts receivable and slower amortization of deferred revenues. For the nine-month period ended September 30, 2007 funds used in operating activities prior to net changes in non-cash operating items amounted to $20,078,000 compared to $14,023,000 for the corresponding period last year, increasing primarily as a result of our higher net loss. Funds generated by our non-cash operating items were $1,116,000 in the first nine months of 2007 compared to $15,941,000 of funds used in our non-cash operating items in the corresponding period in 2006. The variance is consistent with the explanations provided for the quarter.

Funds generated by investing activities for the quarter ended September 30, 2007 amounted to $6,468,000, reflecting primarily the proceeds from maturities and disposals of marketable securities net of their reinvestment, compared to $67,118,000 of funds used in investing activities for the corresponding quarter, reflecting primarily the marketable securities acquired with the net proceeds generated from the equity financing completed on May 3, 2006. Capital expenditures for the current quarter were $788,000 compared to $462,000 for the quarter ended September 30, 2006. Capital expenditures for the current quarter were primarily related to acquisition laboratory equipment, information technology equipment and licenses and trademarks. For the nine-month period ended September 30, 2007 funds provided by investing activities amounted to $18,337,000 compared to $77,847,000 of funds used in investing activities for the corresponding period.

For the quarter ended September 30, 2007, funds used in our financing activities amounted to $1,028,000 compared to $2,260,000 for the quarter ended September 30, 2006. The term loan principal repayments were $1,004,000 compared to $903,000 in 2006, both in accordance with the loan amortization schedule. For the nine-month period ended September 30, 2007, funds used in our financing activities amounted to $2,907,000 compared to $103,056,000 of funds provided by financing activities for the corresponding period ended September 30, 2006. In the corresponding period last year, net proceeds of $103,494,000 were generated from the equity financing completed on May 3, 2006 and proceeds of $1,930,000 were obtained from the exercise of stock options compared to $225,000 in the current period.

As at September 30, 2007, working capital1 was $61,832,000. Accounts receivable totalled $5,005,000 as at September 30, 2007 and included primarily trade receivables, accrued interest on marketable securities and sales taxes receivable. Research and development tax credits receivable totalled $1,264,000 and included the tax credits for the year ended December 31, 2006 and the estimated tax credits for the first nine months of 2007. Inventories totalled $3,258,000 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods, for ongoing commercialization in Europe and in Canada. Long-term investment totalled $4,867,000 and consisted of one ABCP issued by a non-bank sponsored conduit. Given the uncertainty regarding the timing of future cash flows related to this available-for-sale investment, this amount has been reclassified as long-term. Accounts payable and accrued liabilities totalled $9,460,000 as at September 30, 2007 and included trade payables and other payables and accruals. Deferred revenue totalled $22,468,000 as at September 30, 2007 and included the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Cash, cash equivalents and marketable securities totalled $68,439,000 as at September 30, 2007 compared to $99,469,000 as at December 31, 2006, a decrease of $31,030,000, primarily as a result of funds applied to operating activities and the reclassification of $4,867,000 of the ABCP to long-term investment. The investment of these funds is governed by our corporate investing policy. As at September 30, 2007, our marketable securities included commercial paper issued by major Canadian corporations, and bonds issued by government agencies and Canadian corporations.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

[1]

Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Labopharm Q3 2007

OUTSTANDING SHARE DATA

The number of shares outstanding as of November 8, 2007, is 56,817,963 and it has not changed since September 30, 2007. The number of options outstanding as of November 8, 2007 is 3,873,875 and has decreased by 101,100 since September 30, 2007 due to the expiry of 142,000 stock options and the forfeiture of 19,100 stock options, net of the grant of 60,000 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. In addition, in June 2005 we contracted a $10 million term loan denominated in U.S. currency, the outstanding balance of which was US$3,670,000 as of September 30, 2007. A significant adverse change in foreign currency exchange rates between the Canadian dollar relative to the U.S. dollar or Euro, could have a material effect on our consolidated results of operations, financial position or cash flows. We have not hedged exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without incurring undue risk. To achieve this objective, we invest in highly liquid and high quality debt instruments or commercial paper of major corporations, government agencies and financial institutions with maturities generally of less than one year. A significant change in interest rates could have a material effect on the fair value of our investments if these investments are not held to maturity.

RECENT ACCOUNTING PRONOUNCEMENTS

The CICA has issued the following new Handbook Sections which are effective for interim periods beginning on or after October 1, 2007:

Section 3862, “Financial Instruments – Disclosures”, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

Section 3863, “Financial Instruments – Presentation”, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861 “Financial Instruments -Disclosure and Presentation”. We do not expect the adoption of this new Section to have a significant effect on our consolidated financial statements.

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed. It describes the disclosure of the entity’s objectives, policies and processes for managing capital, the quantitative data about what the entity regards as capital, whether the entity has complied with any capital requirements, and, if it has not complied, the consequences of such non-compliance. We are currently evaluating the impact of the adoption of this new Section on our consolidated financial statements.

In June 2007, the CICA issued a new accounting standard – Section 3031, “Inventories”, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows: Measurement of inventories at the lower of cost and net realizable value; Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories. The new Section is effective for the periods beginning January 1, 2008. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

Section 1400, “General Standards of Financial Statement Presentation”. This Section has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The new Section is effective for the periods beginning January 1, 2008. We are currently assessing the impact of the adoption of this new Section on our consolidated financial statements.

Management’s Discussion and Analysis

CONTROLS AND PROCEDURES

The President and Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2007 and have concluded that our disclosure controls and procedures provide reasonable assurance that material information relating to us, including our consolidated subsidiaries, would be made known to them by others within those entities, particularly during the period in which this report was being prepared.

There were no changes in our internal controls over financial reporting that occurred during the quarter ended September 30, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OTHER RISKS AND UNCERTAINTIES

Were any of the following risks to occur, our business, results of operations or financial condition could be materially adversely affected:

•

We have not generated significant revenue to date and expect to continue to experience losses. We may never achieve profitability and our failure to become and remain profitable would depress the market price of our common shares and could impair our ability to raise capital, expand our business, expand our product pipeline or continue our operations.

•

We depend heavily on the success of our lead product candidate, our once-daily tramadol, and if our NDA for our once- daily tramadol product is not approved by the FDA on a timely basis or at all, it would have a material adverse effect on our business.

•	Our products, including our once-daily tramadol product, if approved for marketing, may fail to achieve market acceptance.

•	Competition in the pharmaceutical industry is intense, and if we fail to compete effectively, our business, financial condition and results of operations will suffer.

•

We may require additional funding and may not be able to raise additional capital in which case we will be unable to complete planned clinical trials, obtain regulatory approvals or commercialize our product candidates.

•	We may not achieve our projected development goals in the time frames we announce and expect.

•	If our clinical trials do not produce successful results, we will not be able to commercialize our product candidates.

•	If we fail to obtain regulatory approvals for our product candidates under development, we will not be able to commercialize our products.

•

Even if we obtain marketing approval, there may be limits on the approval and our products will be subject to ongoing regulatory review and regulatory requirements. If we fail to comply with these requirements, we could lose marketing approval and sales of any approved commercial products could be suspended.

•

Claims by other companies that we infringe their intellectual property rights may result in liability for damages or stop our development and commercialization efforts, including with respect to our once-daily tramadol product.

•	We may become involved in lawsuits to protect or enforce our intellectual property rights that would be expensive and time consuming.

•	Rapid technological change could make our products or drug delivery technologies obsolete.

•	We have received regulatory approval for only one product that uses any of our drug delivery technologies.

•

If we are unable to protect our intellectual property rights, our competitors may develop and market products with similar features to our products which may reduce demand for our products and inhibit their effective commercialization.

•	Disputes may arise regarding the ownership or inventorship of our products and technologies.

•	In the past we have entered into agreements that may require us to make royalty payments, which would adversely affect our operating results and financial condition.

•

We currently have a single approved source of supply for certain key components of our supply chain including for the active pharmaceutical ingredient tramadol, our Contramid® cross-linked high amylose starch, and the manufacturing of once-daily tramadol bulk tablets. The loss of any of these suppliers will have a material adverse effect on our financial position and results of operations.

•

If third-party manufacturers of our products fail to devote sufficient time and resources to our concerns, or if their performance is substandard, the commercialization of our products could be delayed or prevented, and this may result in higher costs or deprive us of potential product revenues.

•	We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily.

•	We have no experience in selling, marketing or distributing our products, and we have no internal capability to do so yet.

•	Our agreements relating to the development and distribution of products may expose us to a number of risks.

•	If we are unable to retain key personnel and hire additional qualified personnel, we may not be able to successfully achieve our goals.

•	We have international operations that expose us to additional business risks.

•

We may not be able to successfully acquire and integrate complementary technologies or businesses needed for the development of our business and any acquisitions we make could disrupt our business and harm our financial condition.

Labopharm Q3 2007

•	We may incur losses associated with foreign currency fluctuations.

•	Generic drug manufacturers will increase competition for certain products and may reduce our royalties or gross margin on product sales.

•	Market acceptance of our products will be limited if users of our products are unable to obtain adequate reimbursement from third-party payors.

•

If we are unable to obtain adequate reimbursement from governments or third-party payors for any product that we may develop or to obtain acceptable prices for such product, our revenues and prospects for profitability will suffer.

•	Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

•	We are subject to the risk of product liability claims, for which our current insurance coverage may not be sufficient or adequate.

•

Our products involve the use of hazardous materials, and as a result we are exposed to potential liability claims and to costs associated with complying with laws regulating the handling, storage and disposal of hazardous waste.

•	Our tax planning strategies are subject to audit from taxation authorities. The outcome of these audits may result in material taxes payable or an increase in expected future tax rates.

•	Our share price has been volatile, and the price of our common shares could decline.

•	Future issuances of common shares by us or sales by our existing shareholders may cause our stock price to fall.

•	We have never paid dividends on our common shares, and we do not anticipate paying any cash dividends in the foreseeable future.

•	We may be a passive foreign investment company for U.S. tax purposes which may negatively affect U.S. investors.

•

As a foreign private issuer in the United States, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

Consolidated Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS [Unaudited]

For the:

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2007	2006	2007	2006
[Thousands of Canadian dollars, except share and per share amounts]	$	$	$	$
REVENUE
Product sales	2,818	1,097	10,359	4,044
Licensing	1,058	2,229	4,786	6,672
Research and development collaborations	1,217	—	1,217	—

	5,093	3,326	16,362	10,716

EXPENSES
Cost of goods sold (excluding amortization) [notes 5 and 9]	1,012	691	6,716	2,267
Research and development expenses, net [note 4]	7,171	2,611	17,088	12,466
Selling, general and administrative expenses	4,596	4,069	16,048	11,060
Financial expenses	434	644	1,474	2,056
Impairment loss on long-term investment [note 6]	874	—	874	—
Depreciation and amortization	510	430	1,482	1,276
Interest income	(810)	(1,271)	(2,707)	(2,277)
Foreign exchange loss (gain)	(107)	(50)	280	(643)

	13,680	7,124	41,255	26,205

LOSS BEFORE INCOME TAXES	(8,587)	(3,798)	(24,893)	(15,489)
Provision for income taxes
Current	508	598	1,710	1,282
Future	(64)	(35)	(64)	(71)

	444	563	1,646	1,211

NET LOSS FOR THE PERIOD	(9,031)	(4,361)	(26,539)	(16,700)

NET LOSS PER SHARE – BASIC AND DILUTED	(0.16)	(0.08)	(0.47)	(0.33)

Weighted average number of common shares outstanding	56,817,963	56,747,093	56,795,545	50,938,493

See accompanying notes

Labopharm Q3 2007

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS [Unaudited]

For the:

	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30
	2007	2006	2007	2006
[Thousands of Canadian dollars]	$	$	$	$
OPERATING ACTIVITIES
Net loss for the period	(9,031)	(4,361)	(26,539)	(16,700)
Items not affecting cash:
Depreciation of property, plant and equipment	448	375	1,304	1,105
Amortization of intangible assets	62	55	178	171
Amortization of deferred financing costs	—	51	—	162
Amortization of premium or discounts on marketable securities	57	—	207	—
Impairment loss on long-term investment	874	—	874	—
Non-cash financial expenses	30	—	107	—
Unrealized foreign exchange loss (gain)	(106)	(74)	282	(547)
Future income tax	(64)	(35)	(64)	(71)
Stock-based compensation	674	492	3,573	1,857

	(7,056)	(3,497)	(20,078)	(14,023)
Net change in non-cash operating items [note 5]	1,008	(6,274)	1,116	(15,941)

	(6,048)	(9,771)	(18,962)	(29,964)

INVESTING ACTIVITIES
Acquisition of marketable securities	(11,733)	(73,741)	(64,980)	(99,138)
Proceeds from disposals of marketable securities	3,498	2,500	3,498	2,500
Proceeds from maturities of marketable securities	15,491	4,585	81,876	20,499
Acquisition of property, plant and equipment	(454)	(437)	(1,600)	(1,018)
Acquisition of intangible assets	(334)	(25)	(457)	(690)

	6,468	(67,118)	18,337	(77,847)

FINANCING ACTIVITIES
Repayment of capital lease obligations	(24)	(21)	(71)	(61)
Repayment of long-term debt	(1,004)	(903)	(3,061)	(2,307)
Proceeds from issuance of capital stock [note 8]	—	120	225	114,664
Issuance costs of capital stock	—	(1,456)	—	(9,240)

	(1,028)	(2,260)	(2,907)	103,056

Foreign exchange loss on cash held in foreign currencies	(207)	(12)	(1,121)	(9)
Net decrease in cash and cash equivalents during the period	(815)	(79,161)	(4,653)	(4,764)
Cash and cash equivalents, beginning of period	9,884	94,679	13,722	20,282

Cash and cash equivalents, end of period	9,069	15,518	9,069	15,518

Cash flows include the following items:
Interest paid	328	483	1,107	1,542
Income taxes paid (received)	(430)	31	(902)	145

See accompanying notes

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS [Unaudited]

	As at September 30, 2007 $	As at December 31, 2006
		[note 2]
[Thousands of Canadian dollars]		$
ASSETS [note 1]
Current
Cash and cash equivalents	9,069	13,722
Available-for-sale marketable securities [note 3]	59,370	85,747
Accounts receivable [note 5]	5,005	4,002
Research and development tax credits receivable	1,264	1,869
Income taxes receivable	—	939
Inventories [note 5]	3,258	5,287
Prepaid expenses and other assets [note 5]	1,705	1,384

Total current assets	79,671	112,950

Restricted long-term investments	1,273	1,280
Long-term investment [note 6]	4,867	—
Property, plant and equipment, net	10,845	10,909
Intangible assets	3,484	3,205
Deferred financing costs [note 3]	—	156
Future income tax asset	198	134

	100,338	128,634

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 9]	9,460	8,908
Current portion of deferred revenue	4,326	7,916
Current portion of obligations under capital leases	163	94
Current portion of long-term debt	3,890	4,425

Total current liabilities	17,839	21,343

Deferred revenue [note 7]	18,142	16,593
Obligations under capital leases	5,678	5,746
Long-term debt [notes 1 and 3]	—	3,396

Total liabilities	41,659	47,078

Shareholders’ equity
Common shares, no par value, unlimited shares authorized, 56,817,963 and 56,747,963 issued and outstanding as at September 30, 2007 and as at December 31, 2006, respectively [note 8]	241,955	241,588
Contributed surplus	11,848	8,417
Deficit	(194,988)	(168,449)
Accumulated other comprehensive loss	(136)	—

Total shareholders’ equity	58,679	81,556

	100,338	128,634

See accompanying notes

Labopharm Q3 2007

INTERIM CONSOLIDATED STATEMENTS

OF SHAREHOLDERS’ EQUITY (DEFICIENCY) [Unaudited]

	Outstanding common shares		Contributed surplus	Deficit	Accumulated other comprehensive loss	Total
	#	$	$	$	$	$
Balance, Dec. 31, 2005	43,673,863	135,631	6,350	(144,584)	—	(2,603)

Net loss for the period	—	—	—	(16,700)	—	(16,700)
Share issuance	12,650,000	112,734	—	—	—	112,734
Share issuance costs	—	(9,240)	—	—	—	(9,240)
Shares issued on the exercise of stock options	424,100	2,463	(533)	—	—	1,930
Stock-based compensation	—	—	1,857	—	—	1,857

Balance, Sept. 30, 2006	56,747,963	241,588	7,674	(161,284)	—	87,978

Balance, Dec. 31, 2006	56,747,963	241,588	8,417	(168,449)	—	81,556

Net loss for the period	—	—	—	(26,539)	—	(26,539)
Changes in unrealized loss on available-for-sale marketable securities	—	—	—	—	(136)	(136)

Comprehensive loss						(26,675)
Shares issued on the exercise of stock options	70,000	367	(142)	—	—	225
Stock-based compensation	—	—	3,573	—	—	3,573

Balance, Sept. 30, 2007	56,817,963	241,955	11,848	(194,988)	(136)	58,679

See accompanying notes

Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]

As at September 30, 2007 [Thousands of Canadian dollars, except share and per share amounts]

1.	DESCRIPTION OF BUSINESS

Labopharm Inc. (the “Company”), incorporated under the Companies Act (Québec) is an international, specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary, advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or license agreements with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. The future profitability of the Company is dependent upon such factors as the success of clinical trials, the approval by regulatory authorities of products developed by the Company, and the ability of the Company to successfully market, sell and distribute its products either by itself or through agreements with others. It may be necessary for the Company to obtain additional financing to complete its projects. The long-term debt is collateralized by all of the Company’s assets except for its intellectual property.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 and the accompanying notes, included in the Company’s annual report. All adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the interim consolidated financial statements have been included.

The accounting policies used in preparation of these interim consolidated financial statements are the same as those used in the preparation of the Company’s most recent annual consolidated financial statements, and are set forth in notes 2 and 3 of the audited consolidated financial statements for the year ended December 31, 2006 included in the Company’s annual report, except as described in note 3 hereafter.

3.	CHANGES IN ACCOUNTING POLICIES

The Canadian Institute of Chartered Accountants (“CICA”) recently released the following Handbook Sections: 3855, Financial Instruments – Recognition and Measurement; 1530, Comprehensive Income; 3251, Equity; 3865, Hedges; and 1506, Accounting Changes. The Company adopted these sections on January 1, 2007. The impact of the adoption of these sections on the Company’s interim consolidated financial statements, as prescribed by the applicable transitional provisions, is presented below.

Financial Instruments – Recognition and Measurement

This new Section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount; sometimes using fair value and other times using cost-based measures depending on the financial instrument’s classification. Additionally, changes in subsequent measurements, if any, are recognized in net income or comprehensive income depending on its classification.

Under the new Section, all financial assets are classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale. Also, all financial liabilities must be classified as held for trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheet at fair value. After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest method of amortization. The effective interest related to the financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading are included in net income for the period in which they arise. If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all cumulative gain or loss is then recognized in net income, or if there has been a loss in value of such investment that is other than a temporary decline, the investment should be written down and the impairment loss should be recognized in net income.

The Company has classified its cash and cash equivalents as held for trading, its marketable securities as available-for-sale and its accounts receivable have been classified as loans and receivables. As at January 1, 2007, deferred financing costs of $156 were classified as a deduction from the carrying value of the long-term debt. The accounts payable and the long-term debt have been classified as other financial liabilities. Upon initial application of this Section, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to the opening balance of deficit or accumulated other comprehensive income, depending on the classification of the existing asset or liability. The initial measurement of the financial instruments of the Company did not result in any adjustment to the opening balance of deficit or accumulated other comprehensive income and resulted in an unrealized loss on available-for-sale marketable securities of $136 recorded in accumulated other comprehensive loss as at September 30, 2007.

Labopharm Q3 2007

Comprehensive Income (Loss) and Equity

Section 1530 establishes standards for reporting comprehensive income (loss) and as a result of the adoption of this new Section, the cumulative amount, i.e. accumulated other comprehensive income (loss), is presented separately under shareholders’ equity in the consolidated balance sheets and a reconciliation of the accumulated other comprehensive income (loss) as well as the comprehensive income (loss) for the period are presented in the consolidated interim statements of shareholders’ equity (deficiency). The impact of the adoption of this section is as previously noted.

Hedges

Section 3865 establishes standards for when and how hedge accounting may be applied. Hedging is an activity designed to modify an entity’s exposure to one or more risks. Hedge accounting modifies the normal basis for recognizing the gains, losses, revenue and expenses associated with a hedged item or a hedging item in an entity’s income statement. It ensures that off-setting gains, losses, revenue and expenses are recognized in the same period. The adoption of this standard had no impact on the Company’s consolidated results of operations or financial position.

Accounting Changes

In July 2006, the CICA issued changes to the CICA Handbook Section 1506 entitled “Accounting Changes”. The changes to this section particularly affect the following items: an entity would be permitted to change an accounting policy only when it is required by a primary source of GAAP, or when the change results in a more reliable and relevant presentation in the financial statements; changes in accounting policy should be applied retroactively, except in cases where specific transitional provisions in a primary source of GAAP permit otherwise or where application to comparative information is impractical [the standard provides specific guidance as to what is considered impractical]; expanded disclosures about the effects of changes in accounting policies, estimates and errors to the financial statements; and, disclosure of new primary sources of GAAP that have been issued but have not yet come into effect and have not yet been adopted by the entity. The adoption of this standard did not have a significant impact on the Company’s consolidated results of operations or financial position.

4.	RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are presented net of government assistance of $753 and $779 for the three-month periods ended September 30, 2007 and 2006, respectively and are presented net of government assistance of $2,403 and $1,820 for the nine-month periods ended September 30, 2007 and 2006, respectively.

5.	INVENTORIES

	September 30, 2007	December 31, 2006
	$	$
Raw materials	869	2,264
Intermediate finished goods	2,389	2,865
Finished goods	—	158

	3,258	5,287

On May 30, 2007, the Company received a second approvable letter from the U.S. Food and Drug Administration (“FDA”), stating that the Company had not demonstrated the efficacy of its once-daily formulation of tramadol because the statistical methods used to analyze data from its clinical trials did not adequately address missing data relating to subjects who dropped out of clinical trials. Prior to the FDA’s decision, the Company had capitalized certain pre-launch inventory costs and deposits to manufacturers associated with the anticipated U.S. launch of its once-daily tramadol product, based on the Company’s best estimate of the timing of the launch. In light of the FDA’s decision, in the second quarter of 2007, the Company recorded a provision for the deemed unrecoverable U.S. related inventory costs and the deemed unrecoverable deposits to manufacturers. The actual amount written off may be different. In accordance with the agreement for the commercialization of once-daily tramadol in the U.S., the Company has recorded an amount receivable from Purdue Pharma Products L.P. (“Purdue Pharma”) for a portion of these costs related to the pre-launch inventory manufactured at risk. The provision recorded in cost of goods sold for the three-month period ended June 30, 2007 amounted to $1,742, net of the expected recoverable cost. There have been no changes to this estimate in the three-month period ended September 30, 2007.

Notes to Consolidated Financial Statements

6.	LONG-TERM INVESTMENT

As of September 30, 2007, included in long-term investment was an asset-backed commercial paper (“ABCP”) issued by a non-bank sponsored conduit which was originally classified as available-for-sale and recorded at fair value. This investment in Aurora Trust matured on October 15, 2007, and was not repaid. At the date the Company acquired this investment, it was rated R-1(High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper. During the month of August 2007, the Canadian ABCP market experienced liquidity problems and the Company understands that certain Canadian Third Party ABCP programs were unable to raise funds from new issuances and therefore, were not able to refund maturing notes. During the month of September 2007, a pan-Canadian restructuring committee consisting of major investors was created to propose a solution to the liquidity problem affecting the ABCP. At this time the conduits are subject to an agreement in principle which calls for the notes to be converted into floating rate notes which better match the duration of the underlying assets in order to address the liquidity problem [the “Proposal”]. The committee expects the restructuring of the ABCP to be completed on or before December 14, 2007. The Company will continue to closely monitor the situation.

The ABCP was classified as an available-for-sale marketable security at the time of purchase, which requires recognition in net income when a loss has been determined to be other than temporary. An impairment loss of $874, representing the difference between the estimated fair value as at September 30, 2007 and the acquisition cost of $5,640 and accrued interests of $101, was recorded in the three-month period ended September 30, 2007, on the basis that the Company was not able to collect all amounts due according to the original contractual terms.

In the absence of available market data, the Company estimated the fair value of its ABCP investment by assuming that the Proposal will result in the conversion of the investment into a term floating-rate note and will pay market rate of interest commensurate with the credit rating and risk factors associated with the resulting floating-rate notes. Assumptions have been made as to the interest rates which will be received, the actual impairment of the underlying assets, as well as the restructuring costs that the Company will bear. Since the fair value of this ABCP is determined using a probability weighted approach and is based on the Company’s assessment of market conditions as at September 30, 2007, the fair values reported may change materially in subsequent periods. In addition, the fair value estimates are dependant upon the likelihood, nature and timing of future restructuring under the terms of the Proposal. There is significant measurement uncertainty regarding the amount of expected future cash flows related to this investment, which has been re-classified to long-term. Due to the limited information available to the Company at this time, it is possible that the actual timing and amount ultimately recovered may differ materially from this estimate.

7.	DEFERRED REVENUE

In 2005, the Company received a non-refundable up-front licensing payment of $23.1 million from Purdue Pharma, which until May 30, 2007, was recognized as revenue on a straight-line basis until February 2009 which was the estimated term over which the Company would be providing research and development activities and supplying product to Purdue Pharma. Following receipt of the second approvable letter from the FDA on May 30, 2007, the Company has extended the period over which it will recognize the balance of this up-front payment remaining in deferred revenue, to July 2011. This period may be shortened or extended further if future events modify the expected term over which the Company maintains substantive contractual obligations to Purdue Pharma. Prior to May 30, 2007, the Company was recognizing $1,618 per quarter as licensing revenue with respect to this up-front payment; following this change in estimate, the amount is $679.

8.	CAPITAL STOCK

Authorized

Unlimited number of preferred shares, non-participating, non-voting, without par value

Unlimited number of common shares, voting, without par value

Capital Stock Transactions

During the nine-month period ended September 30, 2007, 70,000 [2006 – 424,100] options were exercised for a total cash consideration of $225 [2006 – $1,930]. For those options exercised for which a compensation expense had been previously recorded, capital stock was increased by $142 [2006 – $533] and contributed surplus reduced by the same amount.

On May 3, 2006, the Company completed a public offering in Canada and the United States and issued 12.65 million common shares, which included the exercise in full of the underwriters’ over-allotment option, at a price of $8.99 or US$8.00 per share. The total gross proceeds of the offering were $112,734 or an average price per share of $8.91, which considers currency conversion at the closing date. The issue expenses related to this offering including the underwriters’ discounts and commissions were $9,240.

Labopharm Q3 2007

Stock Option Plan

The changes in the number of stock options granted by the Company and their weighted average exercise prices, for the nine-month periods ended September 30, 2007 and 2006 are as follows:

	2007		2006
	#	$	#	$
Balance, beginning of period	3,556,425	6.03	3,560,875	5.59
Granted	1,070,450	6.87	345,000	8.56
Exercised	(70,000)	3.22	(424,100)	4.55
Expired	(581,500)	8.98	(15,000)	3.77
Forfeited	(400)	7.92	(9,500)	7.35

Balance, end of period	3,974,975	5.87	3,457,275	6.03

Options eligible to be exercised	2,974,175	5.58	2,766,475	6.02

The fair value of options granted in the nine-month periods ended September 30, 2007 and 2006 was estimated at the date of grant using the Black-Scholes option pricing model resulting in the following weighted average assumptions:

For the nine-month periods ended:	September 30, 2007		September 30, 2006
Expected volatility	0.65		0.65
Expected life	4.96	years	4	years
Risk-free interest rate	4.13%		4.14%
Dividend yield	Nil		Nil

The weighted average grant date fair value of stock options granted during the nine-month period ended September 30, 2007 using the above assumptions amounted to $3.94 [2006 – $4.35] per option.

9.	CONTINGENCY

The Company was previously in dispute with a vendor in connection with services performed in 2006 and the corresponding supply agreement. During the quarter ended September 30,2007, the Company and the vendor came to an agreement. Following this agreement, no payment will be made by either party for past services or claims, and as a result the Company reversed previously recorded accounts payable totalling $236 and recorded a corresponding reduction of cost of goods sold. Furthermore, the Company also agreed to purchase certain plant equipment for which the maximum commitment is $50.

10.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

GENERAL INFORMATION

OFFICERS

LABOPHARM INC.

James R. Howard-Tripp

President and Chief Executive Officer

Sylvie Bouchard, MD, Ph.D.

Chief Medical Officer

Lynda P. S. Covello, LLB, LLM

General Counsel and Corporate Secretary

Mark A. D’Souza

Chief Financial Officer

Uwe Erbrich, Ph.D.

Vice-President,

Global Quality Assurance

Mary Anne Heino

Vice-President,

Sales and Marketing

Damon Smith, B.Sc., Ph.D.

Vice-President,

Research and Development

OFFICER

LABOPHARM EUROPE LIMITED

Anthony C. Playle

Managing Director

OFFICER

LABOPHARM USA, INC.

Mary Anne Heino President

INVESTOR RELATIONS

Mark A. D’Souza

Chief Financial Officer

Telephone: (450) 686-0207

Fax: (450) 687-5860

mdsouza@labopharm.com

Jason Hogan

Telephone: (416) 815-0700

Fax:(416)815-0080

jhogan@equicomgroup.com

All amounts in this report

are in Canadian dollars,

unless otherwise stated.

Ce rapport trimestriel est disponible

en français sur demande.

Printed in Canada

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec H7V 4B4

Telephone: (450) 686-1017

Fax:(450)686-9141

www.labopharm.com

info@labopharm.com

Contramid@ is a registered trademark of Labopharm Inc.

Exhibit 99.2

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark A. D’Souza, Chief Financial Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 12, 2007.

((signed))
Mark A. D’Souza Chief Financial Officer

Exhibit 99.3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings) of Labopharm Inc. (the issuer) for the interim period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 12, 2007.

((signed))
James R. Howard-Tripp President and Chief Executive Officer